

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 31, 2007

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed July 14, 2006**
> **Supplemental Response Letter Dated May 3, 2007**
> **File No. 000-18860**

Dear Mr. Yee:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and supplemental response letter dated May 3, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We understand that you would prefer to limit compliance with our prior comments to future filings, beginning with the Form 20-F covering your 2006 fiscal year, which you will be filing by June 30, 2007. We are considering your request. In the meantime, there are a few remaining issues identified in this letter that you should address. Please submit the draft disclosure revisions that you believe will sufficiently resolve the issues identified in our prior correspondence, including any additional changes necessary to address the remaining issues, with your next response.

2.   Please include an explanatory paragraph in the forepart of your filing, which briefly describes the reasons for the revisions, identifies any significant items affected and makes reference to those sections of the document where further details of the revisions and corrections are provided.

Financial Statements, page 89

Statements of Cash Flows, page 93

3.   We have read your response to prior comment 3, in which you state, "This divestiture had no cash impact and was an add-back of a net gain." Tell us how you have reported the "net gain" in your statement of operations. Additionally, since the debt settlement was in exchange for shares of Aztec of equal value, explain how you determined that this should result in a gain, under both Canadian and U.S. GAAP.

Note 6 – Investment in Affiliated Company, page 103

4.   We note from your response to prior comment 5 that you calculated your dilution gain assuming you had only retained a 19.14% interest in Aztec, even though you explain, in response to prior comment 4, that settling part of the receivable for additional shares was an integral part of the reorganization plan. Tell us the basis for your decision to calculate the gain assuming 80.86% of the deficit was surrendered, rather than the 73% figure that results when counting the additional shares received. Also identify the origins of the "foreign exchange and other items" amounting to $24,474, which you added to the gain calculated, and explain your rationale for recognition.

5.   We understand you will be correcting your U.S. GAAP accounting to eliminate the $621,391 dilution gain recognized, and to instead report this as a capital transaction. However, there are additional elements of the deconsolidation event which you should address. Please explain your handling of the receivable settlement and expense recognition on your write-off of the unsettled balance, relative to the guidance in EITF 98-13. Given that the difference between your $642,051 receivable and the $81,169 portion settled is $560,882, tell us how you calculated the $542,000 expense reported in your financial statements, with details of the other accounts impacted. Submit an analysis showing your application of this guidance in determining the opening balance of your investment account, through the deconsolidation event.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief